Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

November 10, 2021

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Samantha Brutlag

Re:	Variant Impact Fund

File Nos. 333-259488, 811-23741

Dear Ms. Brutlag:

The following responds to the comments you provided via email on October 13, 2021 in connection with your review of a registration statement (the “Registration Statement” filed on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) to register the Variant Impact Fund (the “Fund” or “Registrant”).1 The changes to the Fund’s disclosure discussed below will be reflected in a pre-effective amendment to the Fund’s Registration Statement (the “Amendment”).

General

1. Comment: Please provide the staff with the ticker symbol for the Fund in the comment response letter.

Response: The Fund’s institutional class shares will be listed under the ticker symbol IMPCX.

2. Comment: The staff notes that the filing is materially incomplete at this time. Please provide the staff with the fee table, hypothetical expense example, audited financial statements/notes, auditor information, and any other missing information for review as soon as practicable.

Response: A draft of the Amendment including the open information was provided to the Staff via email on November 10, 2021. When the Amendment is filed with the Commission, the Report of Independent Registered Public Accounting Firm will be included in the Statement of Additional Information (“SAI”) and the Consent of Independent Registered Public Accounting Firm will be filed as Exhibit (n).

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Prospectus

Fund Fees and Expenses

3. Comment: To the extent the Fund intends to engage in short selling, please include an estimate of the costs relating to such activity in the fee table.

Response: The Registrant confirms that it does not currently intend to engage in short sales. However, if it does engage in short sales it will include an estimate of the costs relating to such activity in the fee table.

Investment Objective and Strategies

4. Comment: The Fund’s name, Variant Impact Fund, includes the word “Impact”. The staff believes this word suggests a type of investment and, therefore, the Fund should include an 80% names rule policy for impact-related investments (the “Names Rule”).

Response: The Registrant has revised the disclosure in “Investment Objectives and Strategies – Investment Strategies and Overview of Investment Process” and elsewhere in the Registration Statement as follows:

“Under normal ~~market conditions~~ circumstances, the Fund seeks to achieve its investment objective by investing, directly or indirectly through a wide range of investment vehicles (“Underlying Funds”), ~~a majority~~ at least 80% of its net assets (plus any borrowings for investment purposes) in ~~markets~~ investments that are, in the Investment Manager’s assessment, consistent with the Fund’s impact investing framework at the time of investment.”

“The Fund’s policy to invest at least 80% of its net assets (plus any borrowings for investment purposes in investments) in investments that are, in the Investment Manager’s assessment, consistent with the Fund’s impact investing framework at the time of investment may not be changed without 60 days’ prior written notice to shareholders.”

5. Comment: Under the heading “Investment Strategies and Overview of Investment Process” on page 6, the prospectus states, “Under normal market conditions, the Fund seeks to achieve its investment objective by investing, directly or indirectly through a wide range of investment vehicles (“Underlying Funds”), a majority of its net assets (plus any borrowings for investment purposes) in markets that are consistent with the Fund’s impact investing framework.”

a.	Please clarify the extent to which the Fund will be investing in Underlying Funds. If it is a material part of the Fund’s strategy, the summary section should also describe the Fund’s use of Underlying Funds.

Response: The Fund has no limit to which it can invest in Underlying Funds. Disclosure will be added to the summary section describing the Fund’s use of Underlying Funds.

b.	Please explain to the staff supplementally how the Fund will be able to determine whether an Underlying Fund is achieving the ESG-related impacts that the Fund seeks to achieve.

Response: The Fund’s Investment Manager will seek to measure and report select impact performance metrics at the asset level. For example, it intends to determine specific asset-level core impact metrics (i.e., impact KPI’s) specific to each investment.

c.	Please also explain to the staff supplementally how the Fund will determine whether an investment in an Underlying Fund will count towards the 80% names rule policy that the Fund will add in response to Comment 4 above.

Response: The Fund’s Investment Manager has established a set of impact criteria and impact review and governance process with oversight by its Impact Investing Committee.

6. Comment: Under the heading “Impact Investing Framework” on pages 6–7, the prospectus identifies and explains the Fund’s ESG criteria. The Fund should also describe the following:

a.	the Fund’s due diligence practices in applying its ESG screening criteria to portfolio companies – for example, whether the Fund performs its own independent analysis of issuers or relies exclusively on third party screens; and

Response: Disclosure regarding the Fund’s due diligence practices in applying impact investing criteria to portfolio companies will be added in the Amendment.

b.	whether the Fund’s ESG criteria are applied to every investment it makes, or only to some of its investments.

Response: The Investment Manager intends to review each investment for consistency to the Fund’s impact investing framework (excluding cash or cash equivalents). Clarifying disclosure will be added in the Amendment.

The staff notes that the prospectus refers to some of these factors in passing on page 7 under the subheading “Investment Process” in the “Opportunity Identification and Analysis” section, but does not provide the detail necessary for investors to understand the screening methodology or due diligence process for “impact” investments.

7.	Comment: Under the heading “Impact Investing Framework” on pages 6–7, please disclose how the Fund intends to measure and monitor whether it is achieving its ESG-related impact. Please also disclose whether and where (e.g., in its shareholder reports) the Fund will disclose to investors whether it is achieving its ESG-related impact.

Response: Disclosure on (i) how the Fund intends to measure and monitor whether it is achieving its ESG-related impact; and (ii) whether and where the Fund will disclose to investors whether it is achieving its ESG-related impact will be added in the Amendment.

Principal Risk Factors

8.	Comment: If the Fund’s Investment Manager, Variant Investments, LLC, is new to advising funds, please consider including a “New Adviser Risk” in this section under “General Risks” or “Investment-Related Risks.”

Response: The Registrant confirms that the Fund’s Investment Manager, Variant Investments, LLC, currently manages one other registered fund. Therefore, the Fund respectfully declines to add the suggested risk disclosure.

9.	Comment: The section captioned “Investment Strategy-Specific Investment-Related Risks” states in the introductory narrative on page 13: “In addition to the risks generally described in this Prospectus and the SAI, the following are some of the specific risks of the investment strategy, and are applicable to investments made by the Investment Manager and investments of the Fund’s assets in Underlying Funds.” Please clarify in the disclosure whether these are non-principal risks and consider revising the heading for further clarification.

Response: The Registrant confirms that the risks listed under the section “Investment Strategy-Specific Investment-Related Risks” are principal risks of the Fund and will revise the heading to clarify.

10.	Comment: The section captioned “Investment Strategy-Specific Investment-Related Risks” includes a risk factor on page 20 called “LIBOR Risk.” The disclosure states that the discontinuation of LIBOR creates uncertainty regarding the liquidity impact on the Fund’s and Underlying Funds’ LIBOR-linked investments as a result of the change from LIBOR to other rates, and addresses operational and other concerns. Please also include disclosure explaining how the transition to a successor rate could impact the value of any investments referencing LIBOR.

Response: The Fund will add the following to the risk factor entitled “LIBOR Risk” currently found on page 20 of the Prospectus:

“The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the completion of the transition. All of the aforementioned may adversely affect the Fund’s performance or NAV.”

Management of the Fund

11.	Comment: In the section captioned “Portfolio Managers” on pages 21–22, please state how long each one has been a portfolio manager for the Fund. If the added disclosure states “since inception” please also include the month and year of the Fund's inception.

Response: The Registrant will revise the disclosure accordingly.

Fund Expenses

12. Comment: Please explain supplementally how the Fund intends to account for any organization and offering costs expected to be incurred. In your response, please include references to any applicable guidance under U.S. GAAP.

Response: The Registrant confirms that organizational costs will be expensed as incurred in accordance with FASB ASC 720-15-25-1 and are subject to recoupment by the Investment Manager in accordance with the Fund’s Expense Limitation and Reimbursement Agreement. The Fund intends to capitalize and expense its offering costs over 12 months as permitted under 5-6 of FASB ASC 946-20-25 and 946-20-35-5. Pursuant to FASB ASC 946-20-25-6 and 946-20-35-5, as a closed-end fund with a continuous offering period, the Fund’s offering costs will be accounted for as a deferred charge until operations begin and thereafter will be amortized to expense over 12 months on a straight-line basis.

Statement of Additional Information

Fundamental Policies

13. Comment: Under the section captioned “Fundamental Policies” on page 1 of the SAI, the disclosure states that “the Fund has adopted a fundamental policy that it will make quarterly repurchase offers for no less than 5% and not more than 25% of the shares outstanding at per-class net asset value (“NAV”) per share, unless suspended or postponed in accordance with regulatory requirements.” Please further clarify this fundamental policy on interval redemptions to comply with Rule 23c-3(b)(2)(i).

Response: The Registrant will update the aforementioned fundamental policy to the below in order to comply with Rule 23c-3(b)(2)(i):

“In addition to the above, the Fund has adopted the following additional fundamental policies:

•	it will make quarterly repurchase offers for no less than for 5% and not more than 25% (except as permitted by Rule 23c-3 under the Investment Company Act (“Rule 23c-3”)) of the Shares outstanding at per-class net asset value (“NAV”) per Share, unless suspended or postponed in accordance with regulatory requirements;

•	each repurchase request deadline will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase request deadline to be no less than 21 and no more than 42 days after the Fund sends a notification to Shareholders of the repurchase offer; and

•	each repurchase pricing date will be determined in accordance with Rule 23c-3, as may be amended from time to time. Currently, Rule 23c-3 requires the repurchase pricing date to be no later than the 14th day after a repurchase request deadline, or the next business day if the 14th day is not a business day.”

Proxy Voting Policies and Procedures

14. Comment: The Fund should disclose, where appropriate, how the Fund will approach relevant ESG or "impact" proxy issues for its portfolio companies. Alternatively, the Fund should explain in correspondence why it believes such disclosure is not required.

Response: The Registrant will vote proxies, if any, consistent with its proxy voting policy, which delegates voting responsibility to the Investment Manager. The Investment Manager has adopted proxy voting policies and procedures, which have been reviewed and approved by the Registrant’s Board of Trustees. A summary of the Investment Manager’s proxy voting policies and procedures has been added as Appendix A to the Statement of Additional Information.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1167.

Sincerely,

/s/ Veena K. Jain
Veena K. Jain

cc:	Michael J. Spratt, Assistant Director

Keith A. OConnell, Branch Chief

Joshua B. Deringer, Esq.